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                                EXHIBIT 11

                               AIRGAS, INC.

                      EARNINGS PER SHARE CALCULATIONS

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                                                Three Months Ended
                                                      June 30,
                                                1999          1998
Weighted Average Shares Outstanding:

Basic shares outstanding                        69,800,000    70,300,000

Stock options - incremental shares               1,200,000     1,800,000

Contingently issuable shares                       100,000            --

Diluted shares outstanding                      71,100,000    72,100,000

Net earnings                                    $9,085,000   $11,275,000

Basic earnings per share                        $      .13   $       .16

Diluted earnings per share                      $      .13   $       .16

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